DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 1-22-03

March 5, 2003

Darlene D. Kleiner
Assistant General Counsel
Verizon Communications Inc.
1095 Avenue of the Americas
Room 3869
New York, NY 10036

Re: Verizon Communications Inc.
Incoming letter dated January 22, 2003

Dear Ms. Kleiner:

This is in response to your letter dated January 22, 2003 concerning a shareholder proposal submitted to Verizon by Louis Scinaldi. On January 24, 2003, we issued our response expressing our informal view that Verizon could not exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Frederick B. Wade
Suite 740
122 West Washington Ave.
Madison, WI 53703

1095 Avenue of the Americas
Room 3869
New York, NY 10036
Tel 212 395-6299
Fax 212 575-6386

Darlene D. Kleiner
Assistant General Counsel

verizon

January 22, 2003

VIA UPS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Verizon Communications Inc.
Commission File No. 1-8606
Rule 14a-8, Shareholder Proposal
of Louis Scinaldi

Ladies and Gentlemen:

On behalf of Verizon Communications Inc. (the "Corporation"), I am responding to the letter, dated January 15, 2003, submitted by Frederick B. Wade, Esq., on behalf of Louis Scinaldi. This letter responds to my December 16, 2002 request to the Commission for "no-action" on the above-captioned Proposal.

As I have previously indicated, the Proposal seeks to establish a cap on the total annual compensation paid to the Chief Executive Officer ("CEO") of the Corporation. The Proposal, if adopted, unambiguously requests the Board of Directors of the Corporation to limit the total compensation that may be paid to the CEO in a given year to an amount "equal to 50 times the average compensation paid to employees who are not exempt from coverage under the Fair Labor Standards Act in the prior year..." The Proposal sets forth a precise formula for calculating the "cap" on the total annual compensation to the CEO. Based on the current data for the Corporation's non-exempt workforce, this cap equates to $2,350,000. The Proposal in no manner leaves discretion to the Corporation's Board to determine whether or not this cap should be adopted and clearly would have this cap apply currently to the annual compensation of Ivan G. Seidenberg, President and Chief Executive Officer of the Corporation. While the Proposal may be considered "precatory" in that it expresses a desired goal, that goal is itself set forth in very precise terms. Moreover, when the implementation of a proposal would require the corporation to violate law, the proposal is excludable under Rule 14a-8(i)(2) even if expressed in precatory terms. See International Business Machines Corp. (February 27, 2000), where the Commission Staff concurred that a proposal requesting that the board of directors seek termination and renegotiation of the CEO's retirement compensation was excludable under Rule 14a-8(i)(2).

As I have previously stated, the terms of Mr. Seidenberg's employment agreement obligate the Corporation to provide him with an annual compensation package, through the term of the agreement, that in the aggregate is equal to:

- base salary of not less than $1,500,000;
- short-term bonus of between 0 and 2.5 times base salary; and
- long-term bonus opportunity of at least 8 times base salary.

The long-term award alone, which is set at a value of at least $12 million (8 times $1.5 million), exceeds the proposed cap.

Contrary to the assertion in the letter sent on behalf of Mr. Scinaldi, Mr. Seidenberg received long-term performance incentive awards for both 1999 and 2000, as required by the terms of his agreement and disclosed in the Corporation's Proxy Statements.

Clearly, the employment agreement with Mr. Seidenberg binds the Corporation to provide him with total annual compensation that is far in excess of the "cap" referred to in the Proposal. Any reasonable reading of the Proposal leads to the conclusion that the Proposal's implementation would violate the employment agreement and, thus, New York law.

In light of the foregoing, and as previously stated in my December 16, 2002 letter to the Commission, in my opinion, the Proposal may be omitted from the Proxy Materials based upon Rules 14a-8(i)(2) and 14a-8(i)(6).

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I am enclosing for filing five additional copies of this letter. Kindly acknowledge receipt of the letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you would like to discuss this matter further with me, please telephone me at (212) 395-6299.

Very truly yours,

Darlene D. Kleiner
Assistant General Counsel

Enclosures

DDK/fi
cc: Frederick B. Wade, Esq.

ltr SEC re rebuttal Scinaldi

bcc: M. Drost
P. M. Huston, Jr.
L. A. Mattrella
R. W. Erb
J. A. Schapker